Exhibit 99.3

BERMUDA
THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF

COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION

OF

XYRATEX LTD

(hereinafter referred to as “the Company”)

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED

Alison R. Guilfoyles	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	No	British	One

Donald H. Malcolm	“	No	British	One

David W.J. Astwood	“	Yes	British	One

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an exempted Company as defined by the Companies Act 1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding in all, including the following parcels:-

N/A

5. The authorised share capital of the Company is US$12,000 divided into shares of US$0.01 each. The minimum subscribed share capital of the Company is US$12,000.

6. The objects for which the Company is formed and incorporated are unrestricted.

7. Powers of the Company

1. The Company has the powers of a natural person.

2. The Company subject and pursuant to the provisions of Section 42 of the Companies Act 1981, has the power to issue preference shares which, at the option of the holders thereof, are liable to be redeemed.

3. The Company has the power to acquire its own shares in accordance with the provisions of Section 42A of the Companies Act 1981.

4. The Company has the power to acquire its own shares to be held as treasury shares in accordance with the provisions of Section 42B of the Companies Act 1981.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

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(Subscribers)	(Witnesses)

SUBSCRIBED this 5th day of April, 2002.